# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Spirit Aviation Holdings, Inc., CIK 0001498710
CUSIP: 84863V101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1731 RADIANT DRIVE, DANIA BEACH, Florida (FL), 33004
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001166564

## Reporting persons
- Cyrus Capital Partners, L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,147,586; sole dispositive power 0; shared dispositive power 2,147,586; aggregate amount beneficially owned 2,147,586 (8.6% of the class)
  Comment: Includes 383,962 shares of Common Stock (as defined in Item 2(a)) issuable upon exercise of warrants.
- Cyrus Capital Partners GP, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,147,586; sole dispositive power 0; shared dispositive power 2,147,586; aggregate amount beneficially owned 2,147,586 (8.6% of the class)
  Comment: Includes 383,962 shares of Common Stock issuable upon exercise of warrants.
- Stephen C. Freidheim: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,147,586; sole dispositive power 0; shared dispositive power 2,147,586; aggregate amount beneficially owned 2,147,586 (8.6% of the class)
  Comment: Includes 383,962 shares of Common Stock issuable upon exercise of warrants.

## Item 1. Issuer
Name of issuer: Spirit Aviation Holdings, Inc.
Address of issuer's principal executive offices: 1731 Radiant Drive, Dania Beach, Florida 33004

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Cyrus Capital Partners, L.P., a Delaware limited partnership ("CCP"), and the advisor to certain funds and accounts (collectively, the "Cyrus Funds") who holds all discretion over the investment activities of the Cyrus Funds, with respect to the shares of common stock, par value $0.0001 per share ("Common Stock") of Spirit Aviation Holdings, Inc., a Delaware corporation (the "Issuer"), and shares of Common Stock issuable upon exercise of warrants directly held by the Cyrus Funds;

(ii) Cyrus Capital Partners GP, L.L.C. ("CCP GP"), a Delaware limited liability company and the general partner of CCP, with respect to the shares of Common Stock and shares of Common Stock issuable upon exercise of warrants directly held by the Cyrus Funds; and

(iii) Stephen C. Freidheim ("Mr. Freidheim"), a United States citizen and the principal of CCP GP, the general partner of CCP, and the investment manager to the Cyrus Funds, with respect to the shares of Common Stock and shares of Common Stock issuable upon exercise of warrants directly held by the Cyrus Funds.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 65 E. 55th Street, 35th Floor, New York, New York 10022.
Citizenship: CCP is a Delaware limited partnership. CCP GP is a Delaware limited liability company. Mr. Freidheim is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 24,575,014 shares of Common Stock outstanding as of May 28, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, filed with the Securities and Exchange Commission on May 30, 2025, and assumes the exercise of the warrants held by the Cyrus Funds.
Percent of class: 8.6%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). Cyrus Polaris LLC, a Cyrus Fund, has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the shares of Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Cyrus Capital Partners, L.P.: /s/ Stephen C. Freidheim, By: Cyrus Capital Partners GP, L.L.C., its general partner, By: Stephen C. Freidheim, Sole Member/Manager (08/14/2025)
- Cyrus Capital Partners GP, L.L.C.: /s/ Stephen C. Freidheim, Stephen C. Freidheim, Sole Member/Manager (08/14/2025)
- Stephen C. Freidheim: /s/ Stephen C. Freidheim, Stephen C. Freidheim, Individually (08/14/2025)